FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELEFONOS DE MEXICO, S.A.B. DE C.V.

November 01, 2007

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Re: Capital Stock movements of Telefonos de Mexico, S.A.B. de C.V.

Pursuant to the Mexican "Circular Unica de Emisoras" we hereby inform you about the movements during October 2007.
EXCHANGES:
Series "A" to "L"	158,630

Series "AA" to "L"

Series "L" to "AA"

BUYBACK:
Shares Series "A"	211,800
Shares Series "L"	89,000,000

Based on this information, the structure of the Telmex's Capital Stock regarding the Outstanding shares at the end of this period is:
SERIES	OUTSTANDING SHARES	% OF THE TOTAL OUTSTANDING SHARES

"AA"	8,114,596,082	41.54
"A"	437,427,998	2.24
"L"	10,980,141,790	56.22

TOTAL	19,532,165,870	100.00

TELEFONOS DE MEXICO, S.A.B. DE C.V.

November 09, 2007

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 14, 2007 and at the general meetings of shareholders on April 27, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on November 09, 2007 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V. 4,000,000, class "L" shares of Telmex at an aggregate price of P.70,439,953.00 and 3,500 class "A" shares of Telmex at an aggregate price of P.60,550.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

November 08, 2007

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 14, 2007 and at the general meetings of shareholders on April 27, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on November 08, 2007 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V. 4,000,000, class "L" shares of Telmex at an aggregate price of P.70,105,753.00 and 10,000 class "A" shares of Telmex at an aggregate price of P.178,000.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

November 07, 2007

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 14, 2007 and at the general meetings of shareholders on April 27, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on November 07, 2007 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V. 4,000,000, class "L" shares of Telmex at an aggregate price of P.71,866,183.00 and 1,500 class "A" shares of Telmex at an aggregate price of P.26,970.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

November 06, 2007

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 14, 2007 and at the general meetings of shareholders on April 27, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on November 06, 2007 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V. 4,000,000, class "L" shares of Telmex at an aggregate price of P.73,150,426.00 and 20,000 class "A" shares of Telmex at an aggregate price of P.365,000.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

November 05, 2007

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 14, 2007 and at the general meetings of shareholders on April 27, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on November 05, 2007 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V. 3,760,000, class "L" shares of Telmex at an aggregate price of P.68,442,196.00 and 9,600 class "A" shares of Telmex at an aggregate price of P.174,530.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09 , 2007.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. Buyback from November 05 to 09, 2007.